SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

THE CORETEC GROUP INC.
(Name of Issuer)

Common Stock, 0.0002 Par Value
(Title of Class of Securities)

21871W101

(CUSIP Number)

Copy To: Sichenzia Ross Ference LLP Gregory Sichenzia, Esq. Jay Yamamoto, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871W101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon Calton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
5,771,131
	8	SHARED VOTING POWER:
27,440,233 (1)
	9	SOLE DISPOSITIVE POWER:
5,771,131
	10	SHARED DISPOSITIVE POWER: 33,211,364 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,211,364 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.60%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represent 27,440,233 shares of common stock held by Carlton James Ltd. of which Simon Calton is a managing member and, in such capacity, has voting and dispositive power over the securities held by this entity. Mr. Calton’s pecuniary interest in such shares is equal to 11,238,321

(2) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this report, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 212,855,560 shares of the Issuer’s common stock issued and outstanding, inclusive of shares issued to Mr. Calton in the transaction described herein, as of December 9, 2020.

CUSIP No. 21871W101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Carlton James Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

	8	SHARED VOTING POWER:
27,440,233 (1)
	9	SOLE DISPOSITIVE POWER:

	10	SHARED DISPOSITIVE POWER: 27,440,233 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,440,233 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.89%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represent 27,440,233 shares of common stock held by Carlton James Ltd. of which Simon Calton is a managing member and, in such capacity, has voting and dispositive power over the securities held by this entity.

(2) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this report, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 212,855,560 shares of the Issuer’s common stock issued and outstanding, inclusive of shares issued to Mr. Calton in the transaction described herein, as of December 9, 2020.

EXPLANATORY NOTE

Simon Calton and Carlton James Ltd. make this joint filing on Schedule 13D to update the information regarding their respective beneficial ownership of shares of common stock of The Coretec Group, Inc. as a result of a private sale transactions completed on December 11, 2020 by Carlton James Ltd.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 1 to the Schedule 13D relates is the common stock, $0.0002 par value, of The Coretec Group Inc., an Oklahoma Corporation (the "Company"). The principal offices of the Issuer are located at 333 Jackson Plaza, Suite 1200, Ann Arbor, MI 48103.

Item 2. Identity and Background

(a) This statement is filed by (collectively, the “Reporting Persons”): Simon Calton; and Carlton James Ltd.

(b) Mr. Calton’s business address is 333 Jackson Plaza, Suite 1200, Ann Arbor, MI 48103. Carlton James Ltd.’s business address is Lime Kiln House, Lime Kilnroyal Wootton Bassetts Windon, United Kingdom SNF 7HF.

(c) Mr. Calton is the Co-Chairman of the Board of Directors of the Company. The Company has a business address at 333 Jackson Plaza, Suite 1200, Ann Arbor, MI 48103 and is primarily engaged in the business of developing, testing, and providing new and/or improved technologies, products, and service solutions for medical, electronic, photonic, display, and lighting markets among others. Carlton James Ltd. is a private investment group specializing in diversified portfolios across different global asset classes across varying jurisdictions, industries and economies with the goal of investing in a diverse portfolio with a capital protection focus and the potential to generate higher returns and secure their capital against global financial upset. Carlton James Ltd. is a company partially owned and managed by Mr. Simon Calton, a director of the Company, and partially owned by Victor Keen, a director of the Company.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Calton is a citizen of the United Kingdom. Carlton James Ltd. is an entity incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased by or issued to the Reporting Persons with the payment of personal funds or working capital or in exchange of assets, services rendered or debt.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Persons beneficially owns 33,211,364 shares or 15.60% of the Issuer’s common stock, including (i) 5,771,131 shares of common stock held by Mr. Calton; and (ii) 27,440,233 shares of common stock held by Carlton James Ltd. of which Mr. Calton is the sole manager, and, in such capacity, has voting and dispositive power over the securities held by such entity.

(b)

Mr. Calton may be deemed to hold sole voting and dispositive power over 5,771,131shares of common stock of the Issuer and shares voting and dispositive power over 27,440,233 shares of common stock over which shares Mr. Calton maintains a pecuniary interest equal to 11,238,321.

(c)

On December 11, 2020, Carlton James Ltd. sold an aggregate of 37,500,000 shares of common stock in a private transaction at a price per share equal to $0.10, reducing Mr. Calton’s pecuniary interest in the shares held by Carlton James Ltd. by 15,358,362 shares.

Each of the transactions described in this Item 5 were reported on Form 4s filed by Mr. Carlton with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2020	/s/ Simon Calton
Simon Calton

Dated: December 11, 2020	Carlton James Ltd.

/s/ Simon Calton
Simon Calton, Manager